OCTOBER 22, 2010

DREYFUS STRUCTURED MIDCAP FUND

(A Series of Advantage Funds, Inc.)

ACTION REQUIRED – WE NEED YOUR VOTE - PLEASE VOTE NOW

Shareholder Meeting to be held on November 17, 2010 –You should have received proxy materials with regard to a proposal for Dreyfus Structured Midcap Fund (the "Fund") that will be considered at the Fund's Special Meeting of Shareholders to be held on November 17, 2010. At this time, we have not received your vote. We urge you to act promptly and vote your shares.

Every Vote Counts – Your vote is very important regardless of how many shares you own. It only takes a few minutes and helps avoid reminder mailings and potential meeting adjournments.

Although the response thus far has been very favorable, not enough votes have been cast to meet the necessary requirements.

Voting – DREYFUS has made it very easy for you to vote. Choose one of the following methods:

- **Speak** to a live Proxy Specialist by calling **1-877-257-9953**. We can answer your questions and record your vote. (Open: M-F 9:30am – 9pm, Sat 10am – 6pm ET) – **OR - Call** the phone number on the proxy card and enter the control number printed on the card and follow the touchtone prompts.

- **Log on** to the website noted on your proxy card and enter your control number printed on the card, and vote by following the on-screen prompts.

- **Mail** in your signed proxy card in the envelope provided.

Make your vote count.
Vote today.

(If you have recently voted, please disregard this notice.)